

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Douglas Toth
Chairman and Chief Executive Officer
Bizzingo, Inc.
63 Main Street, #202
Flemington, New Jersey 08822

> **Re: Bizzingo, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed August 23, 2011**
> **Response dated April 27, 2012**
> **File No. 000-52511**

Dear Mr. Toth:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 60

1. We note your responses to comments 1 and 2 in our letter dated April 19, 2012. In addition to the draft disclosure provided in your April 27, 2012 letter, please revise your summary compensation table and accompanying narrative disclosure to:

    - Delete Groupmark, which is an entity and not a named executive officer;

    - Indicate in the appropriate year for Mr. Toth the portion, if any, of the $1.2 million of stock awards paid to Groupmark whose purpose was to furnish compensation to Mr. Toth; and

- Clarify whether Groupmark remained a related party after May 31, 2011. In this regard, we note that the $1.2 million stock award in the previous bullet point was part of a "new" consulting agreement with Groupmark effective December 1, 2010.

Item 15. Exhibits and Financial Statement Schedules, page 61

2. Exhibit 3.1(d), the certificate of amendment attached to the Form 8-K filed on September 15, 2011, is filed in improper electronic format. While you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Other

3. We note the Form 8-K filed on May 1, 2012 and the statement that "[i]n the past six months Bizzingo raised just over $1,000,000 to support its operations." We also note the Form D/A signed February 28, 2012, which addresses the issuance of equity securities to 6 purchasers for $660,000 with the assistance of Ocean Cross Capital Markets LLC. A transaction with Ocean Cross Capital Markets LLC referenced in your Form 10-Q for the period ended February 29, 2012, however, indicates there were 5 purchasers for proceeds of $375,000. With a view to clarifying disclosure, please advise regarding the apparent inconsistency.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Dan Luciano, Esq.